FIRST FOUNDATION INC.

200 Crescent Court, Suite 1400

Dallas, Texas 75201

December 19, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	John Spitz
Ben Phippen
Todd Schiffman
Susan Block

Re:	First Foundation Inc.
Form 10-Q for the fiscal quarter ended June 30, 2023 Form 10-Q for the fiscal quarter ended September 30, 2023
Response dated November 6, 2023
File No. 001-36461

Ladies and Gentlemen:

This letter sets forth the response of First Foundation Inc., a Delaware corporation (the “Company”), to the comment provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated December 6, 2023, concerning the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Form 10-Q”).  For ease of review, we have included the Staff’s comment in bold, followed by our response.

Form 10-Q for quarterly period ended September 30, 2023

General

1.

We note your response to prior comment 5 regarding risk management, relevant limits, and guidelines and risks due to changes in interest rates.  It appears the disclosure you provided was focused on the 25% minimum liquidity ratio.  However, the comment sought disclosure more generally of risk management policies and procedures.  In this regard, we note your response to prior comment 7 and draft disclosures referencing the risk profile considering a number of factors and “clear policy limits and guidelines” that guide your IRR management strategies.  Please revise future filings to provide a more fulsome description of the material aspects of risk management, including identification of other material limits and guidelines and your compliance with them.  Please provide us with your proposed disclosures.

We included discussion of our interest rate risk management policy on pages 54-55 within Part 1. Item 2 Management’s Discussion and Analysis of Financial Condition

and Results of Operations in our Form 10-Q for the fiscal quarter ended September 30, 2023.  This disclosure included discussion about our overall IRR management process, in correlation with our policy governing the management of the Bank’s exposure to IRR adopted by our Board of Directors.

In future filings, effective with the Form 10-K filing for the period ended December 31, 2023, we will supplement this disclosure to include more information on the policy limits and guidelines that guide our IRR management strategies and our compliance with them.  See example supplemental disclosure below:

Our IRR position is regularly measured using two methods:  (i) Net Interest Income (“NII”) and (ii) Economic Value of Equity (“EVE”). Consistent with regulatory requirements, the Bank has established Board of Directors-approved IRR limits for NII simulations and EVE calculations.  These analyses are reviewed quarterly by the Asset/Liability Committee (“ALCO”) and the Board of Directors (“Board”).  If the analyses project changes which are outside our pre-established IRR limits, we may: (i) revise existing limits to address the changes in the Bank’s IRR, with the recommended limits being prudent and consistent with the Board’s risk tolerance; or (ii) retain the existing limits and implement a plan for an orderly return to compliance with these limits, where corrective actions may include, but are not limited to, restructuring the maturity profile of the Bank’s investment portfolio, changing deposit pricing, initiating off-balance sheet hedging actions, or adjusting the repricing characteristics of the loan portfolios.

The NII simulation is used to measure and evaluate potential changes in our net interest income resulting from changes in interest rates.  This model measures the impact of instantaneous shocks of 100, 200, 300, and 400 basis points on our net interest income over a 12-months forecast period.  The Board-approved limits on NII sensitivity are shown below along with the actual computed changes to our NII based on the hypothetical interest rate scenarios as of December 31, 2023:

	Estimated Increase
	(Decrease)
	in Net
Assumed Instantaneous Change in Interest Rates	Interest Income		Board Limits
+ 100 basis points	XX	%	(20.00)%
+ 200 basis points	XX	%	(25.00)%
+ 300 basis points	XX	%	(30.00)%
+ 400 basis points	XX	%	(40.00)%
- 100 basis points	XX	%	(10.00)%
- 200 basis points	XX	%	(20.00)%
- 300 basis points	XX	%	(25.00)%
- 400 basis points	XX	%	(30.00)%

The NII modeled results above are <<in/not in>> compliance with the IRR limits.

The EVE measures the sensitivity of our market value equity to simultaneous changes in interest rates.  EVE is derived by subtracting the economic value of the Bank’s liabilities from the economic value of its assets, assuming current and hypothetical interest rate environments.  EVE is based on all of the future cash flows expected to be generated by the Bank’s current balance sheet, discounted to derive the economic value of the Bank’s assets and liabilities.  These cash flows may change depending on the assumed interest rate environment and the resulting changes in other assumptions, such as prepayment speeds.  The Bank has established IRR limits which specify the maximum EVE sensitivity allowed under current interest rates and for a range of eight hypothetical interest rate scenarios.  The hypothetical scenarios are represented by immediate, permanent, parallel movements in the term structure of interest rates plus and minus 100, 200, 300, and 400 basis points.  The Board-approved limits on EVE sensitivity are shown below along with the actual computed changes to our EVE based on the hypothetical interest rate scenarios as of December 31, 2023:

	Estimated Increase
	(Decrease)
	in Economic
Assumed Instantaneous Change in Interest Rates	Value of Equity		Board Limits
+ 100 basis points	XX	%	(15.00)%
+ 200 basis points	XX	%	(25.00)%
+ 300 basis points	XX	%	(30.00)%
+ 400 basis points	XX	%	(40.00)%
- 100 basis points	XX	%	(15.00)%
- 200 basis points	XX	%	(20.00)%
- 300 basis points	XX	%	(25.00)%
- 400 basis points	XX	%	(40.00)%

The EVE modeled results above are <<in/not in>> compliance with the IRR limits.  The EVE is an interest rate risk management tool and the results are not necessarily an indication of our actual future results.  Actual results may vary significantly from the results suggested by the table above.  Loan prepayments and deposit attrition, changes in our mix of our earning assets or funding sources, and future asset/liability management decisions, among others, may vary significantly from our assumptions.

We believe our IRR Management Policy limits are consistent with prevailing practice in the regional banking industry.

We appreciate the opportunity to respond to the Staff’s comments.  If you have any questions or require additional information regarding our response, please do not hesitate to contact me at (469) 638-9646.

Sincerely,

By:	/s/ JAMIE BRITTON
Name: Jamie Britton
Title: Chief Financial Officer